
December 20, 2023

John Friend
Chief Executive Officer
Kazia Therapeutics Ltd.
Three International Towers Level 24
300 Barangaroo Avenue
Sydney, NSW, 2000, Australia

      Re: Kazia Therapeutics Ltd.
           Registration Statement on Form F-3
           Filed December 15, 2023
           File No. 333-276091

Dear John Friend:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Stephanie Richards